UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS OPERATING INCOME OF US$227 MILLION AND OPERATING MARGIN REACHES 8.1% IN FIRST QUARTER 2015

Santiago, Chile, May 14, 2015 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the first quarter ended March 31, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.87 per USD.

HIGHLIGHTS

•	LATAM reported strong operating results for first quarter 2015, with operating income reaching US$227 million, 102% higher than the US$113 million reported in first quarter 2014. Operating margin reached 8.1%, compared to 3.5% in the same period 2014.

•	The significant margin expansion during the first quarter 2015 was mainly driven by a 16% reduction in the Company’s operating costs. Cost per ASK equivalent decreased by 17%, including the effect of lower fuel prices. Furthermore, excluding fuel, cost per ASK equivalent decreased by 10%, reflecting efficiencies achieved as a result of our ongoing cost reduction programs, as well as the effect of local currency depreciations on our costs denominated in those currencies.

•	LATAM reported a net loss of US$40 million in first quarter 2015, similar to a net loss of US$41 million in first quarter 2014. Non-operating losses were driven by a non-cash foreign exchange loss of US$205 million mostly recognized at TAM as a result of the 20% devaluation of the Brazilian real during the quarter. The Company has mitigated foreign exchange losses by consistently reducing the exposure to the Brazilian real on TAM’s balance sheet.

•	On May 14, 2015, LATAM Airlines Group successfully priced its first EETC issuance, becoming the first EETC issuer in Latin America and the largest outside the United States. The total amount of US$1,021 million will finance 17 new aircrafts (11 Airbus A321s, 2 Airbus A350-900 and 4 Boeing 787-9s), which are currently scheduled for delivery between July 2015 and March 2016.

•	The company ended the quarter with 85.8% of its flights on time, increasing 3.9 p.p. as compared to the same quarter of last year. The increase of our on-time performance is a result of a 6.6 p.p. increase in the domestic Brazil operations and a 5.2 p.p. increase in the international operations.

•	LATAM continues to work on enhancing its passenger experience by providing better service before and during the flight. During the quarter, the Company installed a new entertainment system in 10 single-aisle airplanes to allow passengers access to a selection of content from their own devices, and enabled the use of devices in airplane mode during the whole flight. Additionally, our in-flight entertainment on the aircrafts’ individual screens is now active from gate-to-gate in LAN flights, so that passengers may enjoy them during the whole flight. Regarding ground services, the Company installed single check-in modules in Miami, Madrid and Sao Paulo Guarulhos airports, and also launched a new VIP Lounge in Santiago, the largest in South America.

•	In May, LATAM Airlines Group announced the selection of Sabre Corporation as the technology provider for our combined Passenger Service System (PSS), the platform for reservation, inventory and check-in. As part of this new agreement, TAM will migrate to the SabreSonic CSS technology, creating a unified reservation system for the entire airline group and resulting in improved service for our customers as well as increased efficiency for the Group.

•	In line with LATAM’s focus on creating the best connectivity within, to and from South America, the Company announced in April that it started feasibility studies to develop a new hub in the Northeast region of Brazil. “The project will expand the capillarity of the Group in Brazil, South America, and internationally, particularly by increasing the number of destinations in Europe. It will also reaffirm the Group’s leadership in Latin America, increase connectivity options for customers and optimize coverage of passenger and cargo flows between Brazil and other markets,” said Claudia Sender, CEO of TAM S.A. and of TAM Linhas Aereas.

•	In line with the Company’s fleet renewal plan, during first quarter 2015 LATAM took delivery of the first two B787-9s in Latin America. These aircraft are the first wide body aircraft to feature the new unified cabin interior for LATAM Airlines Group, and are testament to the airline’s constant pursuit of innovation to offer passengers the best possible travel experience.

•	On April 28, 2015, LATAM Airlines Group held its Annual General Shareholders’ Meeting in Santiago during which the Board of Directors was reelected for a two year period.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2015 RESULTS

During the first quarter 2015, LATAM Airlines Group was able to successfully manage a complex macroeconomic environment, reporting a strong improvement in operating income, which reached US$ 227.0 million, a 101.5% increase compared to the US$112.6 million operating income in first quarter 2014. Operating margin reached 8.1%, compared to 3.5% in 2014.

LATAM’s management has successfully adjusted its capacity growth to address the economic slowdown in the region, and expects to maintain capacity discipline throughout the year. During the first three months of the year, capacity grew by only 2.1% while our total costs decreased by 16.3% as compared to same period in 2014. Excluding fuel, the decline was driven by efficiency gains related to our cost savings plan, as well as the effect of the currency depreciation on our costs denominated in local currencies.

LATAM reported a net loss of US$39.9 million in first quarter 2015, similar to a net loss of US$41.3 million in first quarter 2014. Non-operating losses were driven by a non-cash foreign exchange loss of US$204.6 million mostly recognized at TAM as a result of the 20.3% devaluation of the Brazilian real during the quarter. We have been able to mitigate this effect by consistently reducing the imbalance between BRL-denominated assets and USD-denominated liabilities on TAM’s balance sheet.

Total revenues in the first quarter 2015 reached US$2,791.1 million compared to US$3,177.4 million in first quarter 2014. The decrease of 12.2% is a result of a 12.8% decrease in passenger revenues and a 16.7% decrease in cargo revenues, partially offset by a 42.8% increase in other revenues. Passenger and cargo revenues accounted for 84.0% and 12.6% of total revenues, respectively, in first quarter 2015.

Passenger revenues decreased 12.8% during the quarter. Total passenger capacity increased by 2.1% in the quarter and total passenger traffic as measured in RPKs increased by 3.0%, with passenger load factors reaching a very healthy 83.4%, 0.7 percentage points higher than the same period in 2014. However, RASK decreased by 14.7% when compared to the first quarter 2014, driven by a decrease of 15.4% in yields. Yields continue to be impacted by the slower macroeconomic scenario in South America, the depreciation of local currencies (especially the Brazilian real, Chilean peso and Colombian peso), and a decrease in corporate demand in Brazil.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below.

	For the three month period ended March 31
	RASK			ASK		Load Factor
	(US cents)			(millions)
	2015	% Change		2015	% Change	2015	% Change
Bussines Unit
Domestic SSC	8.7	-4.1%		5,595	3.7%	82.4%	0.7 pp
Domestic Brazil	7.1	-19.6	% *	10,948	1.0%	83.0%	1.3 pp
International	7.2	-8.0%		17,089	2.4%	83.9%	0.2 pp

Total	7.0	-14.7%		33,632	2.1%	83.4%	0.7 pp

*	RASK in the domestic Brazil operations decreased 5.3% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

During the first quarter 2015, demand in the Company’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow at a moderate pace, with an increase of 3.7% in passenger capacity as measured in ASKs. Passenger traffic as measured in RPKs grew by 4.5% during the quarter, allowing for an improvement of 0.7 percentage point in load factors as compared to first quarter 2014, reaching 82.4%. Yields in the SSC domestic markets generally showed positive trends during the quarter when measured in local currencies. The 4.1% decline in revenue per ASK as compared to the first quarter 2014 was driven by depreciation of local currencies, mainly the Chilean and Colombian peso which depreciated 13.2% and 23.0% respectively, as compared to the first quarter 2014.

In the domestic Brazil passenger operations, TAM increased capacity by 1.0% in the first quarter 2015 as compared to the same quarter of 2014. Traffic as measured in RPKs increased by 2.6%, resulting in an increase of 1.3 percentage points in load factors, which reached 83.0%. During the first quarter of the year yields remained weak, mainly impacted by reduced corporate demand and weak GDP growth expectations in Brazil, resulting in a drop of 5.3% in TAM’s revenues per ASK in Brazilian reais. When measured in US dollars, TAM’s unit revenue decrease was even higher as a result of the 21.4% depreciation of the Brazilian real in the quarter as compared to first quarter 2014.

The company continued working on the consolidation of its hub strategy in domestic operations in Brazil, leveraging Brasilia’s central geographic location, economic strength relative to the rest of the country and new airport infrastructure. During this quarter, TAM started three domestic operations - São José do Rio Preto, Aracaju and Boa Vista- and communicated the opening of two international routes, from Brasilia to Orlando and Buenos Aires. Overall, these destinations will increase the number of city pairs served through Brasilia, and will offset capacity reductions in other parts of the network where RASK has been impacted by weakness in corporate demand. Furthermore, TAM has also progressed in strengthening its regional aviation network, already flying to Jaguaruna since April, and selling three additional destinations -Bauru, Juazeiro do Norte and São José dos Campos- which the company will start to operate during the second half of the year.

During the quarter, LATAM’s capacity on international routes increased by 2.4% as measured in ASKs, focused mainly on routes to the Caribbean. Traffic increased by 2.7%, allowing for an improvement of 0.2 percentage points in load factors, reaching 83.9%. Pressures on yields continued during the quarter, mainly as a result of volatility in local currencies, which impacted local demand for international travel, especially in Brazil. The Company is managing this situation by adjusting its point of sale mix within the region in order to focus on the markets with stronger demand. As a results, revenues per ASK in international passenger operations decreased 8.0% as compared to the first quarter of 2014.

In line with the LATAM’s focus on creating the best connectivity within the region, the Company recently announced that it started feasibility studies to develop the first international and domestic hub in the Northeast of Brazil. The new hub will focus on significantly increasing connectivity for passengers, both for domestic flights within Brazil, and for connections with Latin America and major European cities. Guarulhos Airport in Sao Paulo will continue to operate as our main international hub; while the new Northeast hub will strategically complement the Group’s objectives. The new hub will be operated using the Group’s current fleet plan, and will not require further aircraft deliveries. The host city is expected to be chosen by the end of 2015, followed shortly by the implementation of the hub. Operations are expected to start in December 2016.

Cargo revenues decreased by 16.7% in the quarter, driven by a 9.6% decline in cargo traffic and a 3.3% decline in cargo capacity. Trends in the cargo market continue to be weak mainly driven by weaker imports into Latin America, a decrease in exports of certain products from the region, as well as a weaker domestic market in Brazil. Additionally, cargo yields declined by 7.9% as compared to the first quarter 2014 due to competitive pressures from regional and international cargo carriers, the depreciation of local currencies, mainly the Brazilian Real and the Euro, and a lower cargo fuel surcharge related to the drop in fuel prices.

In line with the LATAM’s approach towards a more rational and disciplined freighter capacity, and an enhanced focus on optimizing the belly utilization of the passenger fleet, the Company leased 3 Boeing 767-300Fs to another cargo operator in a different market for a period of three years. The Company materialized the lease of two of these freighters last year, and this quarter leased the third one.

Other revenues increased by 42.8%, amounting to US$97.3 million during the first quarter 2015. This result is mainly explained by a US$24.7 million increase in revenues from Multiplus as a result of more breakage and non-air redemptions.

Total operating expenses in the first quarter 2015 reached US$2,564.2 million, a 16.3% reduction as compared to the first quarter of 2014. Cost per ASK equivalent (including net financial expenses) also decreased by 17.0%, including the effect of the 31.0% decrease in fuel price paid per gallon (including hedge). Excluding fuel, cost per ASK equivalent showed a decrease of 9.6%. Part of the costs which are denominated in local currencies were positively impacted by the depreciation of certain local currencies during the quarter. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 4.0% despite the increase of 0.5% in average headcount in the high season months. The decrease is mainly driven by the positive impact of the depreciation of local currencies on wages denominated in those currencies, partially offset by increased average compensations made to certain unions as part of the successful completion of their collective bargaining process.

•	Fuel costs decreased by 31.1%, as a result of a decrease of 40.6% in the average fuel price per gallon (excluding hedge) and a decrease of 0.7% in fuel gallons consumed, despite the slight increase in operations, mainly resulting from fuel efficiency programs and increasingly efficient fleet. This was partially offset by the recognition of a US$103.5 million fuel hedge loss, compared to a US$0.5 million fuel hedge gain in the first quarter of 2014.

•	Commissions to agents decreased by 21.8% mainly due to lower passenger and cargo sales, as well as the positive impact of the depreciation of the Brazilian real in TAM.

•	Depreciation and amortization decreased by 3.3%, despite the increase in the number of owned wide body aircraft, mainly as a result of the phase out of leased aircraft with the consequent decrease in maintenance depreciation. Additionally, the devaluation of the Real against the Dollar positively impacted part of these costs during the quarter.

•	Other rental and landing fees decreased by 11.8% mainly due to a decrease in aeronautical rates resulting from the depreciation of local currencies.

•	Passenger service expenses increased by 2.6%, in line with the 2.4% increase in passengers transported.

•	Aircraft rentals increased by 0.8%, despite fewer leased aircraft, as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. 4 Boeing 787s).

•	Maintenance expenses decreased by 12.6%, mainly as a result of the Company’s fleet renewal initiatives and the provision of US$34 million during the first quarter of 2014 for redelivery costs related to the fleet restructuring.

•	Other operating expenses decreased by 15.4% mainly due to the prescription and other reversals of tax contingencies in Brazil.

Non-operating results

•	Interest income decreased by 5.4% to US$18.5 million in first quarter 2015, mainly due to the reduction in the Company’s cash balance.

•	Interest expense decreased from US$131.4 million in first quarter 2014 to US$95.3 million in the same quarter 2015, mainly due to the recognition in the first quarter 2014 of US$23 million in breakage costs related to the sale and lease-back of 4 Boeing 777 aircraft as well as the reduction of short term debt in Brasil which had a higher coupon.

•	Under Other income (expense), the Company recognized a US$198.0 million loss, impacted by a foreign exchange loss of US$204.6 million mostly recognized at TAM as a result of the devaluation of the Brazilian real during the quarter. This compares to US$27.3 million expense in the first quarter 2014, which included a foreign exchange gain of US$57.0 million resulting from the appreciation of the Brazilian real during the same quarter of 2014 as well as the recognition of a US$112 million provision related to the Company’s fleet restructuring program.

FINANCING AND LIQUIDITY

At the end of the first quarter 2015, LATAM reported US$ 1,364.5 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. As of March 31, 2015, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$912.3 million, US$334.4 million of which were funded directly by LATAM. Furthermore, as of March 2015, LATAM Airlines Group had US$210.0 million in undrawn committed credit lines with Chilean and international banks.

The company has in place a hedging program to partially mitigate the impact of exchange rate variations of the Brazilian reais. The company has hedged approximately 50% of its estimated total net Brazilian real monthly exposure for the next twelve months through foreign exchange forward contracts. In relation to the fuel exposure, the Company has hedged approximately 30% of its estimated fuel consumption for the next twelve months. The Company’s fuel hedging strategy consists of a combination of collars, swaps and options for Brent and Jet Fuel.

On May 14, 2015, LATAM Airlines Group successfully priced its first EETC issuance, becoming the first EETC issuer in Latin America and the largest outside the United States. The total amount of US$1,021 million will finance 17 new aircrafts (11 Airbus A321s, 2 Airbus A350-900 and 4 Boeing 787-9s), which are currently scheduled for delivery between July 2015 and March 2016.

LATAM FLEET PLAN

The Company continues advancing with the restructuring of its fleet plan, phasing out the less efficient models and allocating aircraft best suited to each one of our markets. As of March 31, 2015, our restructuring plan is on track, having already phased out all of the Boeing 737 and Dash 8 Q400 aircraft, additionally redelivering 2 Airbus A319s, 7 Airbus A330s, 3 Airbus A340s and 1 Boeing 767 freighter. Delivered aircraft have been new, more efficient models, such as Airbus A321, of which we received 1 during the first quarter and 2 Boeing 787-9, a larger version of the Boeing 787-8 Dreamliner that transports 27% more passengers and 23% more cargo volume. The company ended the quarter with a total of 22 Airbus A321 and 12 Boeing 787 aircraft.

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

	At year end	2014	2015	2016
Passenger Aircraft
Dash 8-200		7	0	0
Airbus A319-100		52	49	46
Airbus A320-200		158	153	149
Airbus A320 Neo		0	0	2
Airbus A321-200		21	36	51
Airbus A330-200		13	7	0
Boeing 767-300		38	38	34
Airbus A340-300		3	0	0
Airbus A350-900		0	1	7
Boeing 777-300 ER		10	10	10
Boeing 787-8		10	10	10
Boeing 787-9		0	7	13
TOTAL		312	311	322

Cargo Aircraft
Boeing 777-200F		4	4	4
Boeing 767-300F		11	11	9

TOTAL		15	15	13

TOTAL FLEET		327	326	335

Total Fleet Commitments (US$ millions)		1,199	1,689	2,343

Note: LATAM leased two of its 767-300Fs in 2014 and leased an additional Boeing 767-300F during March 2015.

GUIDANCE

LATAM expects total passenger ASK growth to be between 2% and 4% for full year 2015. International passenger ASK growth for full year 2015 is expected to increase between 4% and 6%. TAM’s domestic passenger ASKs in the Brazilian market are expected to be flat during 2015. ASKs in domestic Spanish-speaking countries are expected to increase by approximately 4% to 6%.

Regarding cargo operations, LATAM expects cargo ATKs to decline between 2% and 0% as compared to 2014, mainly driven by the rationalization of our cargo operations.

The Company expects to improve profitability and estimates operating margins for the full year 2015 to be in the range of 6% to 8%.

*****

LATAM has filed today its quarterly financial statements as at March 31, 2015 with the Superintendencia de Valores y Seguros of Chile. These financial statements are and will be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

*****

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 314 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2015

	For the three month period ended March 31
	2015	2014	% Change
REVENUE
Passenger	2,343,527	2,688,611	-12.8%
Cargo	350,322	420,709	-16.7%
Other	97,293	68,114	42.8%

TOTAL OPERATING REVENUE	2,791,142	3,177,434	-12.2%

EXPENSES
Wages and Benefits	-575,689	-599,767	-4.0%
Aircraft Fuel	-744,064	-1,080,184	-31.1%
Comissions to Agents	-82,563	-105,540	-21.8%
Depreciation and Amortization	-237,448	-245,590	-3.3%
Other Rental and Landing Fees	-285,905	-324,071	-11.8%
Passenger Services	-77,762	-75,817	2.6%
Aircraft Rentals	-128,899	-127,868	0.8%
Aircraft Maintenance	-113,974	-130,331	-12.6%
Other Operating Expenses	-317,858	-375,644	-15.4%

TOTAL OPERATING EXPENSES	-2,564,162	-3,064,812	-16.3%

OPERATING INCOME	226,980	112,622	101.5%

Operating Margin	8.1%	3.5%	4.6 pp

Interest Income	18,490	19,541	-5.4%
Interest Expense	-95,333	-131,385	-27.4%
Other Income (Expense)	-197,965	-27,302	625.1%

INCOME BEFORE TAXES AND MINORITY INTEREST	-47,828	-26,524	80.3%
Income Taxes	23,553	-12,459	-289.0%

INCOME BEFORE MINORITY INTEREST	-24,275	-38,983	-37.7%

Attributable to:
Shareholders	-39,947	-41,333	-3.4%
Minority Interest	15,672	2,350	566.9%

NET INCOME	-39,947	-41,333	-3.4%

Net Margin	-1.4%	-1.3%	-0.1 pp

Effective Tax Rate	-37.1%	-43.1%	6.1 pp
EBITDA	464,428	358,212	29.7%

EBITDA Margin	16.6%	11.3%	5.4 pp.

EBITDAR	593,327	486,080	22.1%
EBITDAR Margin	21.3%	15.3%	6.0 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
		March
	2015	2014	% Change
System
ASKs-equivalent (millions)	52.237	52.164	0,1%
RPKs-equivalent (millions)	38.243	38.514	-0,7%
Overall Load Factor (based on ASK-equivalent)%	73,2%	73,8%	-0,6 pp
Break-Even Load Factor (based on ASK-equivalent)%	69,1%	73,8%	-4,7 pp
Yield based on RPK-equiv (US Cent)	7,0	8,1	-12,7%
Operating Revenues per ASK-equiv (US Cent)	5,2	6,0	-13,5%
Costs per ASK-equivalent (US Cent)	5,1	6,1	-17,0%
Costs per ASK-equivalent ex fuel (US Cents)	3,6	4,0	-9,6%
Fuel Gallons Consumed (millions)	306,8	309,1	-0,7%
Fuel Consumption Efficiency*	5,9	5,9	-0,9%
Average Trip Length (thousands km)	1,6	1,6	0,5%
Total Number of Employees (average)	53.644	53.379	0,5%
Total Number of Employees (end of the period)	53.247	53.350	-0,2%

Passenger
ASKs (millions)	33.632	32.927	2,1%
RPKs (millions)	28.038	27.229	3,0%
Passengers Transported (thousands)	17.245	16.833	2,4%
Load Factor (based on ASKs) %	83,4%	82,7%	0,7 pp
Yield based on RPKs (US Cents)	8,4	9,9	-15,4%
Revenues per ASK (US cents)	7,0	8,2	-14,7%

Cargo
ATKs (millions)	1.767	1.828	-3,3%
RTKs (millions)	969	1.072	-9,6%
Tons Transported (thousands)	238	272	-12,6%
Load Factor (based on ATKs) %	54,9%	58,7%	-3,8 pp
Yield based on RTKs (US Cents)	36,1	39,2	-7,9%
Revenues per ATK (US Cents)	19,8	23,0	-13,9%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

*	Fuel Gallons Consumed per 1,000 ASKs-equivalent

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2015	2014
Assets:
Cash, and cash equivalents	959,160	989,396
Other financial assets	469,354	650,401
Other non-financial assets	317,211	247,871
Trade and other accounts receivable	1,016,988	1,378,837
Accounts receivable from related entities	313	308
Inventories	235,494	266,039
Tax assets	74,063	100,708
Non- current assets and disposal groups held for sale	994	1,064
Total current assets	3,073,577	3,634,624

Property and equipment	10,637,808	10,773,076
Goodwill	2,762,163	3,313,401
Intangible assets other than goodwill	1,567,976	1,880,079
Other non- current assets	848,156	883,250
Total non- current assets	15,816,103	16,849,806

Total assets	18,889,680	20,484,430

Liabilities and shareholders’ equity:

Other financial liabilities	1,582,113	1,624,615
Trade and other accounts payables	1,360,225	1,489,396
Tax liabilities	57	35
Other non-financial liabilities	2,333,089	2,715,686
Total current liabilities	5,275,484	5,829,732

Other financial liabilities	7,301,440	7,389,012
Accounts payable	543,077	577,454
Other provisions	583,064	703,140
Deferred tax liabilities	952,555	1,051,894
Employee benefits	80,588	74,102
Other non-financial liabilities	343,714	355,401
Total non-current liabilities	9,804,438	10,151,003

Total liabilities	15,079,922	15,980,735

Share capital	2,545,705	2,545,705
Retained earnings	496,771	536,190
Treasury Shares	(178)	(178)
Other reserves	677,006	1,320,179
Equity attributable to the parent company’s equity holders	3,719,304	4,401,896
Minority interest	90,454	101,799

Total net equity	3,809,758	4,503,695

Total liabilities and equity	18,889,680	20,484,430

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of March 31, 2015	As of March 31, 2014
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	2,961,149	3,221,686
Other cash receipts from operating activities	23,622	24,709

Payments for operating activities
Payments to suppliers for goods and services	(1,778,734)	(2,424,849)
Payments to and on behalf of employees	(638,808)	(669,386)
Other payments for operating activities	(73,264)	(113,362)

Interest Received	5,975	5,094
Income Taxes refunded (paid)	(13,586)	(22,558)
Other cash inflows (outflows)	(123,659)	6,970

Net cash flows from operating activities	362,695	28,304

Cash flow used in investing activities
Cash flows used to obtain control of subsidiaries or other businesses	—	2
Other cash receipts from sales of equity or debt instruments of other entities	143,825	201,491

Other payments to acquire equity or debt instruments of other entities	(26,241)	(299,259)
Amounts raised from sale of property, plant and equipment	5,254	514,218
Purchases of property, plant and equipment	(297,008)	(194,926)
Amounts raised from sale of intangible assets	17	13
Purchases of intangible assets	(2,402)	(13,104)
Other cash inflows (outflows)	3,800	(25,217)

Net cash flows used in investing activities	(172,755)	183,218

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	—	156,321
Amounts raised from long-term loans	129,299	83,608
Amounts raised from short-term loans	14,990	—
Loans repayment	(164,563)	(1,121,751)
Payments of finance lease liabilities	(76,312)	(106,343)
Dividends paid	(9,419)	(400)
Interest paid	(75,100)	(116,548)
Other cash inflows (outflows)	41,311	54,943

Net cash flows from (used in) financing activities	(139,794)	(1,050,170)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	50,146	(838,648)
Effects of variations in the exchange rate on cash and equivalents	(80,382)	15,084
Net increase (decrease) in cash and cash equivalents	(30,236)	(823,564)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	989,396	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	959,160	1,161,339

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31
	2015	2014
Total Assets	18,889,680	20,484,430

Total Liabilities	15,079,922	15,980,735
Total Equity*	3,809,758	4,503,695

Total Liabilities and Shareholders equity	18,889,680	20,484,430

Net Debt
Current and long term portion of loans from financial institutions	7,068,730	7,049,033
Current and long term portion of obligations under capital leases	1,629,742	1,709,034
Other liabilities current and long term portion	59,928	59,148
Cash and cash equivalents	-1,364,497	-1,533,770

Total Net Debt	7,393,903	7,283,445

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31
	2015	2014
Cash and Equivalents as % of LTM revenues	11.3%	12.3%

Adjusted Gross Debt (US$ thousands)	12,415,305	12,466,903
Adjusted Gross Debt / EBITDAR (LTM)	5.8	6.2

Adjusted Net Debt (US$ thousands)	11,050,808	10,933,133
Adjusted Net Debt / EBITDAR (LTM)	5.2	5.4

Note: Adjusted debt considers aircraft leases x 7

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2015
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	5	2	7
Airbus A319-100	12	40	52
Airbus A320-200	61	95	156
Airbus A321-200	3	19	22
Airbus A330-200	5	8	13
Boeing 767-300	4	34	38
Airbus A340-300/500	—	3	3
Boeing 777-300 ER	6	4	10
Boeing 787-8/-9	6	6	12

TOTAL	102	211	313

Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11

TOTAL	5	10	15

TOTAL FLEET	107	221	328

Note: LATAM leased two of its 767-300Fs in 2014 and leased an additional Boeing 767-300F during March 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM